

05044501



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KWS Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KWS Associates, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.]
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 2 3 2005
WASH, D.C.
213
SECTION

KWS ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635


SEC MAIL
RECEIVED
PROCESSING
NOV 23 2005
WASH, D.C.
213
SECTION

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

KWS ASSOCIATES, INC.

We have audited the accompanying statement of financial condition of KWS ASSOCIATES, INC., as of September 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KWS Associates, Inc. at September 30, 2005, in conformity with accounting principles generally accepted in the United States.

Schultz & Chez, LLP

Chicago, Illinois
November 17, 2005

KWS ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS	
Floor brokerage commissions receivable	$ 300,540
Receivable from clearing organization	638,655
Securities owned, at market	13,071
Secured demand notes receivable	135,000
Deposits with clearing organization	76,989
Cash surrender value of officers' life insurance	222,581
Exchange memberships (at cost, market value - $ 44,000)	53,500
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $271,989	43,957
Total assets	$ 1,484,293
LIABILITIES	
Liabilities:	
Bank overdraft	$ 44,032
Accounts payable and accrued expenses	605,282
Securities sold, not yet purchased, at market	152
Loans payable	190,000
Note payable - shareholder	75,000
Total liabilities other than liabilities subordinated to claims of general creditors	914,466
Liabilities subordinated to claims of general creditors	800,000
Total liabilities	1,714,466
SHAREHOLDERS' EQUITY	
Common stock, par value $1 per share; 1,000 shares authorized; 660 shares issued and outstanding	660
Additional paid-in capital	133,452
Accumulated deficit	(364,285)
Total shareholders' equity (deficit)	(230,173)
Total liabilities and shareholders' deficit	$ 1,484,293

See accompanying notes to statement of financial condition.

KWS ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

KWS Associates, Inc. (the Company), an Illinois corporation, is a registered broker-dealer and member of the Chicago Stock Exchange, Inc. (the CSE). In its capacity as a floor broker, specialist, and upstairs over-the-counter (OTC) broker (KWS-OTC), it executes principal and agency transactions with other broker-dealers. The Company's floor brokerage customers include major national broker-dealers who are located generally in the United States.

The Company is charged by the CSE for transaction, specialist, and other fees. The Company receives a rebate each month from the CSE based on specialist market share and floor broker transaction volume. Such rebate has been reflected as a reduction of expenses in the statement of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents include cash in money market accounts with a bank.

Proprietary security transactions are recorded on a trade-date basis. Securities sold, not yet purchased consist of equity securities valued at market value based upon quoted market prices. Unrealized gains and losses are recognized in the statement of operations.

Depreciation is computed under an accelerated method over the estimated useful lives of the assets generally three to five years. Amortization of leasehold improvements is over the lesser of the life of the lease or economic useful life of the improvements.

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, the Company recognizes the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KWS ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

(Continued)

3. *LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS*

Following is the summary of loans subordinated to the claims of general creditors as of September 30, 2005:

Lenders	Amount		Interest Rate	Expiration Date
Shareholder	$ 100,000	Secured demand note	3%	05/31/2006
Shareholder	35,000	Secured demand note	5%	06/30/2006
Shareholder	60,000		4%	07/31/2006
Shareholders	125,000		4%	10/01/2006
Shareholder	50,000	Equity capital	5%	11/15/2007
Shareholders	125,000	Equity capital	5%	02/01/2008
Shareholder	30,000	Equity capital	5%	06/30/2008
Shareholder	75,000	Equity capital	4%	10/01/2008
Shareholders	150,000	Equity capital	5%	10/29/2008
Shareholder	50,000	Equity capital	3%	05/01/2009
Total	$ 800,000			

Interest expense on subordinated borrowings from shareholders and employees amounted to $49,333 for the year.

The payment of any amounts covered by these subordinated borrowings is not permitted if, after payment, the Company would be unable to meet minimum net capital requirements.

All of these loans have been approved by the CSE as being available as capital for purposes of computing regulatory net capital.

4. *CAPITAL REQUIREMENTS*

As a registered broker-dealer and member of the CSE, the Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires that net capital, as defined, shall be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis but, at September 30, 2005, the Company had net capital and net capital requirements of $433,019 and $100,000, respectively. As of September 30, 2005, the ratio of aggregate indebtedness to net capital was approximately 2.11 to 1. The withdrawal of capital from the Company, including the repayment of subordinated loans or the redemption of common stock, is subject to more restrictive requirements than minimum net capital requirements.

4. *CAPITAL REQUIREMENTS (CONTINUED)*

Included in subordinated loans are certain loans which qualify as equity capital under Appendix D of Rule 15c3-1 and total $480,000 in the aggregate. These loans are not considered debt for purposes of calculating the debt/equity ratio requirements under Rule 15c3-1.

5. *OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK*

In the normal course of business, the Company executes and enters into securities transactions with other broker-dealers and members of NSCC. Floor brokerage commissions receivable are due from various registered broker-dealers. The Company did not have a significant concentration of such receivables with any single broker-dealer as of September 30, 2005.

In the normal course of its business, the Company enters into long and short security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for short transactions. The Company's policy is to continuously monitor its exposure to market and counterparty credit risk through the use of a variety of control procedures. Although securities sold, not yet purchased totaled $152 at September 30, 2005, the Company has had significant positions at times during the year.

6. *EMPLOYEE BENEFIT PLAN*

The Company has a discretionary profit-sharing plan covering substantially all employees of the Company. There was no expense for the year ended September 30, 2005.

7. *RELATED PARTY TRANSACTIONS*

The Company leases four CSE memberships from an affiliated entity for use by the Company. The amount of such lease payments was $10,841 for the year ended September 30, 2005.

Loans Payable consists of two loans from employees of $75,000 each and one loan from a shareholder of $40,000. These loans are payable on demand and bear no interest.

The Note Payable to Shareholder of $75,000 bears interest at 4% per annum and is due on October 1, 2008.

KWS ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

(Continued)

8. *LEASE COMMITMENT*

The Company entered into a lease for the rental of office space through March 31, 2009, requiring base monthly rental payments plus adjustments for escalation and utility charges. This adjusted rent amount is based upon the operating expenses for the building.

Expected minimum annual rental payments are as follows;

For the year ended September 30,	Minimum Annual Rental Payments
2006	$ 85,985
2007	85,985
2008	85,985
2009	42,992
	$ 300,947

Rent expense for the year ended September 30, 2005 was $87,122.

9. *INCOME TAXES*

The Company has a net operating loss carryforward from current year operations approximating $470,000 and expiring in 2020. The provision (credit) for income taxes does not bear the customary relationship to income/loss before provision for income taxes because of the uncertainty of the utilization of the loss carryforward in the future. Because of the uncertainty of future taxable income, the Company has determined that a deferred tax valuation allowance equal to the deferred tax asset is needed, resulting in a net deferred tax asset of $0. Deferred income taxes arise primarily from the Company's difference between book and tax depreciation, cash surrender value of officers' life insurance in excess of the tax basis of such policies, and the benefit of charitable contributions deductible in the future.